June 6, 2007

Richard G. Smith
Senior Vice President and Chief Financial Officer
Deerfield Triarc Capital Corp.
6250 N. River Road
Rosemont, Illinois 60018

Re: Deerfield Triarc Capital Corp.
Preliminary Proxy Statement on Schedule 14A
Registration No. 001-32551
Filed on May 25, 2007

Dear Mr. Smith:

This is to advise you that we have performed a limited review of the Preliminary Proxy Statement on Schedule 14A noted above and have the following comments:

1.   We note that your merger with Deerfield & Company LLC is contingent on a resale shelf registration statement for your shares of common stock to be issued in connection with the merger being declared effective. Please provide us with a detailed legal analysis as to why you believe that you may register the resale of the shares of common stock being issued to Deerfield & Company LLC's members before those shares are issued to the members.

2.   Please tell us why you did not file a registration statement to register the shares you will issue in connection with the merger. Provide a detailed legal analysis of the exemption from registration that you intend to rely on and the factual basis supporting the exemption.

3.   As you know we are reviewing your Form 10-K for the fiscal year ended December 31, 2006, and have issued a number of comments regarding that review. In conjunction with that review, we will also be reviewing your Preliminary Proxy Statement, which incorporates by reference your Form 10-K. This review is limited to any outstanding comments we issued relating to the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures

Richard G. Smith
Deerfield Triarc Capital Corp.
June 6, 2007
Page 2

they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director